

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Michael Jennings
Chief Executive Officer
Holly Energy Partners, L.P.
2828 N. Harwood
Suite 1300
Dallas, TX 75201

> **Re: Holly Energy Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed May 23, 2022**
> **File No. 333-265154**

Dear Mr. Jennings:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katherine Terrell Frank